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17004695

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2017

Washington DC 415

SEC FILE NUMBER
8- 68705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Echelon Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Rosecrans, Suite 315
(No. and Street)

Manhattan Beach (City) CA (State) 90266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Seivert 888-560-9027 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ST

OATH OR AFFIRMATION

I, Daniel Seivert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Echelon Capital Partners, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

CEO
Title

SEE ATTACHED
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in XXXXXXXXXXXXXX. **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)

COUNTY OF Los Angeles)

Subscribed and sworn to (or affirmed) before me on this 31 day of January 2017
Date *Month* *Year*

by Daniel Seivert

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

ZACK SCHWARTZ
Commission # 2106090
Notary Public - California
Los Angeles County
My Comm. Expires Apr 6, 2019

Seal
Place Notary Seal Above

--- **OPTIONAL** ---

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document:______

Document Date:______

Number of Pages:______

Signer(s) Other Than Named Above:______

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Member
Echelon Capital Partners, LLC
Manhattan Beach, CA 90266

I have audited the accompanying statement of financial condition of Echelon Capital Partners, LLC (the "Company"), as of December 31, 2016 and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 6, 2017

Echelon Capital Partners, LLC dba Echelon Capital
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	24,470
Prepaid expenses		4,600
Total assets	$	29,070

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	492
Payable to related party		2,375
Total liabilities		2,867

Member's equity

Member's equity		26,203
Total member's equity		26,203
Total liabilities and member's equity	$	29,070

The accompanying notes are an integral part of these financial statements.

Echelon Capital Partners, LLC dba Echelon Capital
Statement of (Loss)
For the Period Ended December 31, 2016

Revenues	
Commissions	$ 320,558
Total revenues	320,558
Expenses	
Commissions	300,800
Professional fees	23,505
Regulatory fees	4,238
Other operating expenses	1,530
Total expenses	330,073
Net (loss) before income tax provision	(9,515)
Income tax provision	1,700
Net (loss)	$ (11,215)

The accompanying notes are an integral part of these financial statements.

Echelon Capital Partners, LLC dba Echelon Capital
Statement of Changes in Member's Equity
For the Period Ended December 31, 2016

		Member's Equity
Balance at January 1, 2016	$	37,418
Member's contributions		-
Net (loss)		(11,215)
Balance at December 31, 2016	$	26,203

The accompanying notes are an integral part of these financial statements.

Echelon Capital Partners, LLC dba Echelon Capital
Statement of Cash Flows
For the Period Ended December 31, 2016

Cash flow from operating activities:		
Net (loss)		$ (11,215)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expenses	(4,200)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(3,642)	
Payable to related party	1,625	
Total adjustments		(6,217)
Net cash provided by (used in) operating activities		(17,432)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Member's contributions	-	
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(17,432)
Cash at beginning of period		41,902
Cash at end of period		$ 24,470
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$ -	
Income taxes	$ 5,800	

The accompanying notes are an integral part of these financial statements.

Echelon Capital Partners, LLC dba Echelon Capital
Notes to Financial Statements
December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Echelon Capital Partners, LLC (the "Company") is a Delaware Limited Liability Company as of July 28, 2010 and approved by the NASD in October 11, 2011 to operate as a broker-dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the business of conducting investment banking, primarily for small private companies and does not hold customer funds or securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

These financial statements have been prepared under the assumption that the Company will be able to execute its business plan and the member will continue to provide liquidity during the formative stages. In addition, the Company is actively seeking various distribution channels for its services.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to a limited liability company gross receipts fee of $900, with a minimum annual fee of $800 for a total of $1,700.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2016, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4: RELATED PARTY TRANSACTIONS

The Company has an agreement with one of its affiliates to use its office facilities and telephone services and will be billed at $125 a month for the office use. Expenses directly related to broker-dealer activity are an obligation of the Company. For the year ended December 31, 2016, the amount billed for these expenses is $1,500. As of December 31, 2016, $2,375 is owed to its affiliate.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Note 5: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016 the Company had net capital of $21,603 which was $16,603 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($2,867) to net capital was 0.13 to 1, which is less than the 15 to 1 maximum allowed.

Note 7: EXEMPTION FROM THE SEC RULE 15C3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8: SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for year ending December 31, 2016 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 9: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 6, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

Echelon Capital Partners, LLC dba Echelon Capital
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital		
Member's equity	$ 26,203	
Total member's equity		$ 26,203
Less: Non-allowable assets		
Prepaid expense	4,600	
Total non-allowable assets		4,600
Net Capital		21,603
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 191	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 16,603
Ratio of aggregate indebtedness to net capital	0.13 : 1	

There was a no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

Echelon Capital Partners, LLC dba Echelon Capital
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Echelon Capital as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Echelon Capital Partners, LLC dba Echelon Capital
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Echelon Capital as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Member
Echelon Capital Partners, LLC

I have reviewed management's statements, included in the accompanying Echelon Capital Partners, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockl in, CA
February 6, 2017

ECHELON
PARTNERS

January 26, 2017

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Echelon Partners met the Section 204. 15c3-3 (k)(2)(i) exemption for the period January 1, 2016 through December 31, 2016.

Sincerely,

Daniel Seivert
President

1500 Rosecrans Ave., Suite 414, Manhattan Beach, CA 90266
Phone - 888.560.9027 x101 | Cell - 310.989.6119
dseivert@echelon-group.com | www.echelon-group.com

Echelon Capital Partners, LLC dba Echelon Capital

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016